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                              September 16, 2022

       Harrie Schippers
       Chief Financial Officer
       PACCAR Inc
       777 106th Ave. N.E
       Bellevue, WA 98004

                                                        Re: PACCAR Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
August 30, 2022
                                                            File No. 001-14817

       Dear Mr. Schippers:

              We have reviewed your August 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 19, 2022 letter.

       Response Dated August 30, 2022

       Risk Factors, page 10

   1. Your response to prior comment two states that your primary transition risks related to climate change are
meeting changing customer demand and achieving your science-based targets. However, it
does not appear that disclosure in your Form 10-K addresses these risks in the context of
climate change. Please revise to provide disclosure that specifically addresses the
transition risks you have identified related to climate change and their impact to your
business, operations, and financial condition.
 Harrie Schippers
FirstName  LastNameHarrie Schippers
PACCAR Inc
Comapany 16,
September  NamePACCAR
               2022        Inc
September
Page 2     16, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

2.       In response to prior comment four, you detail various statutory and regulatory
         requirements governing emissions relevant to your business and operations. You also state that you have set emissions targets to meet the goals of the Paris Agreement.
         Consistent with our prior comment, please revise your disclosure to identify legislation, regulations, and international accords related to climate change.
3. Your responses to prior comments five and eight appear to suggest that you are incurring material amounts of capital expenditures and compliance costs related to reducing environmental impacts and emissions compliance with increases expected in future periods. Please further explain to us how you considered providing quantitative disclosure regarding past and future capital expenditures for climate-related projects and compliance costs related to climate change. In addition, as your response states that you do not
         categorize amounts incurred as    climate-related    and    not
climate-related," please
         describe your consideration of the disclosure requirement per Item 101(c)(2)(i) of
         Regulation S-K.
4. We note your response to prior comment six does not provide all of the requested information. Please more fully describe the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and tell us how you concluded whether they were material.
5. We note your response to prior comment seven and reissue in part. Please include the quantification requested by our comment on an aggregate basis, rather than as a quantitative example, for each of the periods covered by your Form 10-K and those subsequent to year-end.

         In addition, your response states that you recognize the potential of physical risks to your production facilities and supply chains from severe weather. Please provide us with additional detail explaining how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results and possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather.
6. We note your response to prior comment nine. Beyond your purchase of European Union
         Allowances in 2021, please also provide us with quantitative information related to your purchase of carbon credits or offsets for the other periods for which financial statements are presented in your Form 10-K, and for the sale of carbon credits or offsets, if applicable. Please also tell us about any planned future period transactions.
 Harrie Schippers
FirstName  LastNameHarrie Schippers
PACCAR Inc
Comapany 16,
September  NamePACCAR
               2022        Inc
September
Page 3     16, 2022 Page 3
FirstName LastName
       Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing